EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

DATED AS OF AUGUST 1, 2004

BY AND BETWEEN

HINOTEL, INC.

(THE “SELLER”)

AND

ATSI COMMUNICATIONS, INC.

 (THE “PURCHASER”)

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is entered into on this 1st day of August 2004 by and between Hinotel, Inc., a Texas corporation (the “Seller”), and ATSI Communications, Inc., a Nevada corporation (the “Purchaser”).

BACKGROUND

WHEREAS, the Seller provides is a registered Competitive Local Exchange Carrier (“CLEC”) in the state of Texas, (the “Business”); and

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from

Seller, certain assets relating to the Business, which Acquired Assets (as defined below) are more particularly described in Section 2.1 below, pursuant to the terms and conditions of this Agreement;

AGREEMENT

NOW, THEREFORE, Purchaser and Seller agree as follows:

SECTION 1

DEFINITIONS

“Acquired Assets” has the meaning set forth in Section 2.1

“Agreement” means this Asset Purchase Agreement, as it may be amended from time to time.

“Assumed Contracts” has the meaning set forth in Section 2.1.

“Assumed Liabilities” has the meaning set forth in Section 3.1.

“Business” has the meaning set forth in the Background section of this Agreement.

“Closing” has the meaning set forth in Section 4.2.

“Closing Date” has the meaning set forth in Section 4.2.

“Customer User Data” has the meaning set forth in Section 2.1.

“Effective Time ” has the meaning set forth in Section 4.2.

“Excluded Assets” has the meaning set forth in Section 2.2.

“FCC” shall mean the Federal Communications Commission.

“GAAP” means generally accepted accounting principles.

“Governmental Authority” means any United States federal, state, county, local or other governmental or regulatory agencies, authorities having jurisdiction over a Person.

“Governmental Regulations” means the Federal Communications Act of 1934, as amended, the FCC Regulations, State Laws, and any other antitrust, competition, or telecommunications law of the United States of America that must be satisfied or complied with in order to consummate and make effective the transactions contemplated by this Agreement.

“Intellectual Property” shall mean all patents, art work, labels, designs, specifications, designs-in-progress, formulations, know-how, prototypes, inventions, discoveries, trademarks, trade names, logos, trade styles, service marks, together with all goodwill associated therewith, and copyrights, all registrations and applications therefor, both registered and unregistered, foreign and domestic, all trade secrets, technology or processes, all computer software (including documentation and related object and, if applicable, source codes), and all confidential or proprietary information used exclusively in the Business.

“Law” means any code, law, ordinance, regulation, reporting or licensing requirement, rule or statute applicable to a Person, its assets, Liabilities or business.

“Liability” or “Liabilities” means obligations of any nature, whether absolute, accrued, contingent or otherwise, whether due or to become due and whether or not required to be reflected or reserved against on a balance sheet under GAAP.

“Liens ” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, whether voluntary or involuntary, including any conditional sale or other title retention agreement, and the filing of, or agreement to give, any financing statement under the Uniform Commercial Code of any jurisdiction.

“Lists” has the meaning set forth in Section 2.1.

“Litigation” means any action, arbitration, cause of action, claim, filed complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a Person, its business, its assets (including Contracts related to it), or the transactions contemplated by this Agreement.

“Order” means any administrative decision or award, decree, injunction, judgment,order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or regulatory authority.

“Person” means and includes natural persons, corporations, limited liability companies, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts and other organizations, whether or not legal entities, and governments and agencies and political subdivisions thereof.

“Purchaser” means ATSI Communications, Inc. (A Nevada Corporation)

“Purchase Price” has the meaning set forth in Section 4.1.

“Seller” means Hinotel, Inc.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, occupation, franchise, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, or other Tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Transaction Documents” means this Agreement and all other documents or agreements contemplated by this Agreement to be executed and delivered in connection with the transactions contemplated hereby.

SECTION 2

PURCHASE AND SALE OF ASSETS

2.1 Purchase and Sale of Assets. At the Closing, on and subject to the terms and conditions of this Agreement, Seller shall sell, assign, transfer, convey, and deliver to Purchaser, and Purchaser shall purchase, acquire, and accept from Seller, all of the following assets, properties and rights (except as may be specifically excluded by this Agreement) relating to or used in the operation of the Business, such assets to be sold “as is, where is, and with all defects,” free and clear of all Liens, as the same shall exist as of the Closing Date (as hereinafter defined):

(a)  the accounts receivable set forth on Exhibit A attached hereto;

(b)  Hinotel’s customer base including all billed and cash customers;

(c) the personal property, equipment, trade fixtures and other tangible property listed on Exhibit B attached hereto;

(d) the executory contracts and unexpired leases of non-residential real property listed on Exhibit C attached hereto (collectively, the “Assumed

Contracts”);

(e) the Intellectual Property listed on Exhibit D attached hereto; and

(f) all valid open customer orders of the Business.

(g) assignment and transfer of Service Provider Certificate of Authority in the

 State of Texas (CLEC license with the State Public Utility Commission)

(h) Assignment and transfer of resale agreement with SBC known as the T2A agreement.

(i) Hinotel’s billing system

The Acquired Assets shall also include all customer lists and related data, books, records, correspondence, records of sales, and files used exclusively in the Business (the “Lists”), subject to the right of Seller to retain such copies as are necessary to the collection of any revenues due Seller for services rendered or goods sold prior to the Closing, or necessary for the pursuit or defense of any claim or lawsuit.  All of the assets described in this Section 2.1 to be purchased by Purchaser and that are not Excluded Assets as defined in Section 2.2 hereof are hereinafter collectively referred to as the “Acquired Assets.”

2.2 Excluded Assets. Seller shall not sell and Purchaser shall not purchase or acquire, and the Acquired Assets shall not include: (a) Any cash and cash equivalents relative to the Business prior to the Closing Date; (b) All assets not listed in Section 2.1 of this Agreement or on Exhibits A through Exhibit B attached hereto; (c) Any rights that accrue or will accrue to Seller under this Agreement; (d) Any rights to any of Seller’s insurance policies, premiums, premium refunds, or proceeds from insurance coverages relating to the Acquired Assets and/or the Business; (e) Any rights to any of Seller’s claims for any federal, state, local, or foreign Tax refund; and (f) all causes of action of Seller accruing prior to the Effective Time. The assets described in this Section 2.2 are hereinafter collectively referred to as the “Excluded Assets.”

SECTION 3

ASSUMPTION OF LIABILITIES

3.1 Assumption. Except for the Liabilities arising under or related to the Assumed Contracts set forth on Exhibit B attached hereto (collectively, the “Assumed Liabilities”), which Purchaser hereby assumes responsibility for the performance and satisfaction thereof, the Acquired Assets shall be free of all Liens and Liabilities, with such Liens and Liabilities to attach to the proceeds of the sale.

SECTION 4

AMOUNT AND PAYMENT OF PURCHASE PRICE; CLOSING

4.1 Calculation of Purchase Price. The total consideration to be paid to Seller for the sale, transfer, and conveyance of the Acquired Assets, in addition to the assumption of the Assumed Liabilities, shall be an amount equal to $45,000 (the “Purchase Price ”) payable as follows:

1)    40,000 shares of common stock ATSI Communications, Inc. (A Nevada Corporation)

2)    A cash payment of $7,500 on or before August 10, 2004.

4.2 Time and Place of Closing. The closing for the purchase and sale contemplated by this Agreement (the “Closing”) shall be held at 8600 Wurzbach, Suite 700W, San Antonio, TX  78240 upon execution of this Agreement, or at such other time and place as the parties hereto may agree in writing (the date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”). Subject to the consummation of the Closing on the Closing Date, all of the transactions contemplated by this Agreement shall be deemed to have occurred simultaneously and to have become effective as of 12:01 AM Central Time on the Closing Date (the “Effective Time ”).

4.3 Terms of Sale. The Acquired Assets are being sold to Purchaser on an “as is, where is” basis with all faults and without any representations or warranties, express or implied,

except such representations as are set forth expressly in this Agreement.

SECTION 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

5.1 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. As of the Closing Date, Purchaser will be duly qualified or licensed to transact business as a corporation in good standing in the States of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed, except where such failure would not impact Purchaser’s ability to consummate the transactions contemplated by this Agreement and the Transaction Documents.

5.2 Authority. Purchaser has full power and authority to execute, deliver and perform its obligations under this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each of the Transaction Documents to which it is a party have been duly and validly authorized and approved by all necessary action on the part of Purchaser. This Agreement and the Transaction Documents to which it is a party are the legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their terms.

5.3 Litigation. There are no outstanding Orders to which Purchaser is subject and no claims, actions, suits or proceedings pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser that will result in any Liability or obligation on the part of Seller or impact Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.4 Financing. Purchaser has now or will have, as and when required, the shares necessary to consummate the transactions contemplated hereby in accordance with the terms hereof.

5.5 Brokers and Finders. Purchaser has not incurred any Liability to any party for any brokerage fees, agent’s commissions or finder’s fees in connection with the purchase of the Business or the Acquired Assets.

SECTION 6

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

6.1 Organization and Good Standing. The Seller is a corporation duly organized and validly existing under the Laws of the State of Texas.

6.2 Authorization. Seller has all necessary corporate power and authority and has taken all corporate action necessary to enter into this Agreement and the other Transaction Documents, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder.

SECTION 7

COVENANTS OF SELLER AND PURCHASER

Seller covenants and agrees with Purchaser, and Purchaser covenants and agrees with

Seller, as follows:

7.1 Conduct of Business Prior to Closing. From the date hereof to the Closing Date, and except to the extent that Purchaser shall otherwise consent to in writing, Seller shall: (a) not sell or otherwise dispose of any asset that would be an Acquired Asset hereunder; (b) reasonably maintain the Acquired Assets to the extent possible in their present order and condition, and maintain all material policies of insurance covering the Acquired Assets in amounts and on terms substantially equivalent to those in effect on the date hereof; (c) comply in all material respects with all Laws applicable to the conduct of the Business and the ownership of the Acquired Assets; and (d) use commercially reasonable efforts to preserve to the extent possible the goodwill and patronage of the Customers of the Business.

7.2 Access and Information. From the date hereof to the Closing Date and during normal business hours, Seller will afford to Purchaser, its lenders, counsel, accountants, and other representatives, reasonable access to all information concerning the Acquired Assets as they reasonably may request.

7.3 Notification of Changes. Between the date hereof and the Closing Date, Seller shall promptly notify Purchaser in writing of any loss of any of the Acquired Assets.

7.4 Conditions Precedent. Seller shall exert commercially reasonable efforts to satisfy the conditions enumerated in Section 8 hereof, and Purchaser shall exert commercially reasonable efforts to satisfy the conditions enumerated in Section 9 hereof.

SECTION 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions, all or any of which may be waived, in whole or in part, by Purchaser:

8.1 Acquired Assets; Representations and Warranties. All Acquired Assets required to be furnished or delivered by Seller pursuant to this Agreement shall have been furnished or delivered as of the date hereof and as of the Closing Date, as required hereunder; the representations and warranties made by Seller in Section 6 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (except that such representations and warranties may be untrue or incorrect as a result of actions or transactions expressly permitted by this Agreement or actions or transactions of Seller made with the prior written consent of Purchaser).

8.2 Compliance by Seller. Seller shall have duly performed in all material respects all of the covenants, agreements, and conditions contained in this Agreement to be performed by Seller on or prior to the Closing Date, and Seller shall have delivered to Purchaser all documents reasonably requested by Purchaser for a transaction of this nature.

SECTION 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions, all or any of which may be waived, in whole or in part, by Seller.

9.1 Representations and Warranties. All information required to be furnished or delivered by Purchaser pursuant to this Agreement shall have been furnished or delivered as of the date hereof and the Closing Date as required hereunder; the representations and warranties made by Purchaser in Section 5 hereof shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date.

9.2 Compliance by Purchaser. Purchaser shall have duly performed in all material respects all of the covenants, agreements, and conditions contained in this Agreement to be performed by Purchaser on or before the Closing Date, and Seller shall have received a certificate dated the Closing Date, executed by Purchaser, to such effect.

9.3 No Injunction; Etc. No action, proceeding, investigation, regulation, or legislation shall be pending or overtly threatened which seeks to enjoin, restrain, or prohibit Seller, or to obtain substantial damages from Seller, in respect to the consummation of the transaction contemplated hereby, which, in the reasonable judgment of Seller, would make it inadvisable to consummate such transaction.

SECTION 10

TERMINATION

10.1 Termination. This Agreement may be terminated:

(a)  by the mutual consent of Purchaser and Seller;

(b) by Purchaser if any condition in Section 8 becomes impossible of performance or has not been satisfied in full or previously waived by Purchaser in writing at or prior to the Closing Date;

(c) by Seller if any condition in Section 9 becomes impossible of performance or has not been satisfied in full or previously waived by Seller in writing at or prior to the Closing Date; or

(d) by either party if the other party is in material breach of any provision of this Agreement.

10.2 Mutual Termination. This Agreement shall automatically terminate if it is not held binding and enforceable against both and not either the Purchaser or the Seller.

10.3 Effect of Termination. As to any damages of any party arising from the effect of termination or abandonment of this Agreement by any other party, such party shall be entitled to pursue its rights or remedies against the other party or parties, pursuant to Section 11.13, to the extent such rights or remedies may be available at law or in equity.

SECTION 11

GENERAL PROVISIONS

11.1 No Survival.  The representations, warranties, covenants, and obligations in this Agreement and any certificate or document delivered pursuant to this Agreement, shall terminate at the Closing or upon termination of this Agreement pursuant to Section 10.1 and shall not survive the Closing except that the provisions of Sections 11.3 and 11.5 of this Agreement shall survive the Closing for a period of two (2) years.  Seller will not have any liability under this Agreement resulting from any event relating to a Breach of any representation, warranty, convenant or agreement made in this Agreement.

11.2 Fees and Expenses. Except as specifically provided in this Agreement, Purchaser and Seller each shall pay their respective fees and expenses in connection with the transactions contemplated by this Agreement and the Transaction Documents.

11.3 Indemnification:  Each Party (as "Indemnitor") will indemnify, defend and hold harmless the other Party (as "Indemnitee") from and against any and all liabilities, costs, damages, fines, assessments, penalties and expenses (including reasonable attorney's fees) resulting from (i) the breach of any provision in this Agreement by Indemnitor, its employees or agents, or (ii) any misrepresentation, negligence or illegal act of Indemnitor, its employees or agents, arising out of the Indemnitor's performance of this Agreement.

11.4 Notices. All notices, requests, demands, and other communications hereunder shall be in writing (which shall include communications by telecopy) and shall be delivered (a) in person or by courier or overnight service, (b) mailed by first class registered or certified mail, postage prepaid, return receipt requested, or (c) by facsimile transmission, as follows:

(b)  If to Purchaser:

ATSI Communications, Inc.

8600  Wurzbach, Suite 700W

San Antonio, TX  78240

Telephone:  (210) 614-7240

Facsimile:  (210) 614-7264

(c)  If to Seller:

Hinogas Sales, Inc.

P.O. Box 1910

Harlingen, Texas 78551

Telephone: (956) 423-9178

Facsimile:  (956) 423-5577

or to such other address as the parties hereto may designate in writing to the other in accordance with this Section 11.4. Any party may change the address to which notices are to be sent by giving written notice of such change of address to the other parties in the manner above provided for giving notice. If delivered personally or by courier, the date on which the notice, request, instruction or document is delivered shall be the date on which such delivery is made; if delivered by facsimile transmission, the date on which such transmission is made shall be the date on which delivery is made; and if delivered by mail as aforesaid, the date borne on the return receipt shall be the date on which delivery is made.

11.5 Confidentiality Obligations:  This Agreement creates a confidential relationship between Seller and Purchaser. Each party will keep Proprietary Information confidential and will only provide such Proprietary Information to any of its employees, attorneys or advisors on a need‑to‑know basis, after notifying such employees, attorneys or advisors of the confidentiality of the Proprietary Information. Except as authorized by one of the parties in writing, neither party may use Proprietary Information for any reason other than to perform its obligations under this Agreement. Neither party will disclose such Proprietary Information to third parties.  Proprietary Information includes but is not limited to customer lists, prospective customers, rates, network configuration, traffic volume, financial information, computer software, service or planned service, processes, methods, knowledge, marketing promotions, current or planned activities, research, development or other information relating to the Business.

11.6 Assignment. This Agreement shall not be assignable by any of the parties hereto without the written consent of the other party.

11.7 No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto, and they shall not be construed as conferring any rights on any other persons.

11.8 Amendment. This Agreement may be amended, modified, or supplemented only by written instruments signed by both Seller and Purchaser.

11.9 Headings, Gender, and “Person”. All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement, and shall not affect in any way the meaning or interpretation of this Agreement. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires. Any reference to a “person” herein shall include an individual, firm, corporation, partnership, trust, governmental authority or body, association, unincorporated organization or any other entity.

11.10 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one counterpart has been signed by each party and delivered to the other party hereto.

11.11 Integration of Agreement. This Agreement supersedes all prior agreements, oral and written, between the parties hereto with respect to the subject matter hereof. Neither this Agreement, nor any provision hereof, may be changed, waived, discharged, supplemented, or terminated orally, but only by an agreement in writing signed by the party against which the enforcement of such change, waiver, discharge, or termination is sought.

11.12 Time of Essence. Time is of the essence in this Agreement.

11.13 Governing Law. This Agreement shall be construed under the laws of the State of Texas.  Venue, for any actions brought to enforce this Agreement, shall be in a State Court located in Bexar County, Texas.

11.14 Partial Invalidity. Whenever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

Signatures

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed on its behalf by its duly authorized officer, all as of the day and year first above written.

PURCHASER:

ATSI COMMUNICATIONS, INC.

By:       /s/ Arthur L. Smith

Name: Arthur L. Smith

Title:    CEO & President

SELLER:

HINOTEL, INC.

By:       /s/ Alejandro Hinojosa Sr.

Name: Alejandro Hinojosa Sr.

Title:    Owner

EXHIBIT A

LIST OF ACCOUNTS RECEIVABLE – BILLED CUSTOMERS, JUNE, 2004 BILLING

billing number	Invoice Date	Invoice Total $	invoice #	PREVIOUS BALANCE	PAYMENTS	LATE CHARGE	Current Bill
9564231753	6/16/2004	$418.62	3332	$1,250.24	$1,250.24	$0.00	$418.63
9563993985	6/16/2004	$60.52	3333	$61.61	$40.00	$0.92	$37.98
9567611849	6/16/2004	$23.86	3334	$48.08	$48.08	$0.00	$23.86
9564408271	6/16/2004	$695.75	3335	$597.51	$0.00	$8.96	$89.28
9564252952	6/16/2004	$46.05	3336	$90.75	$90.75	$0.00	$46.05
9563802658	6/16/2004	$302.49	3337	$298.02	$0.00	$4.47	$0.00
9563995956	6/16/2004	$125.89	3338	$72.33	$0.00	$1.09	$52.48
9564128388	6/16/2004	$241.62	3339	$541.94	$541.94	$8.13	$233.48
9564239198	6/16/2004	$777.97	3340	$766.48	$0.00	$11.50	$0.00
9564238820	6/16/2004	$26.48	3341	$52.95	$52.95	$0.00	$26.48
9564212755	6/16/2004	$1,124.86	3342	$1,108.24	$0.00	$16.62	$0.00
9564126750	6/16/2004	$102.49	3343	$102.49	$102.49	$0.00	$102.49
9567614319	6/16/2004	$116.90	3344	$119.30	$52.80	$0.00	$50.40
9564284509	6/16/2004	$362.39	3345	$806.15	$806.14	$12.09	$350.29
9565853732	6/16/2004	$402.91	3346	$271.28	$0.00	$4.07	$127.56
9564288729	6/16/2004	$46.60	3347	$45.89	$45.89	$0.00	$46.61
9564284378	6/16/2004	$29.35	3348	$20.71	$20.71	$0.00	$29.36
9567618100	6/16/2004	$4,785.55	3349	$7,902.98	$4,829.22	$0.00	$1,711.78
9564212424	6/16/2004	$254.90	3350	$179.71	$0.00	$2.70	$72.49
9569943011	6/16/2004	$216.16	3351	$415.48	$412.39	$6.23	$206.84
9563836712	6/16/2004	$1,356.97	3352	$686.02	$0.00	$10.29	$660.66
9563833011	6/16/2004	$341.77	3353	$595.62	$591.61	$8.93	$328.82
9566300311	6/16/2004	$147.04	3354	$76.13	$0.00	$1.14	$69.77
9564254652	6/16/2004	$44.53	3355	$38.86	$40.00	$0.00	$45.67
9564280805	6/16/2004	$20.71	3356	$20.72	$20.72	$0.00	$20.71
9564235440	6/16/2004	$1,341.22	3357	$1,310.71	$1,310.71	$0.00	$1,341.23
9564282800	6/16/2004	$435.14	3358	$416.26	$416.26	$0.00	$435.14
8774466471	6/16/2004	$366.82	3359	$379.43	$379.43	$0.00	$366.82
9563641420	6/16/2004	$7.21	3360	$2.64	$0.00	$0.04	$4.54
9569437285	6/16/2004	$56.08	3361	$24.56	$0.00	$0.37	$31.16
9564128389	6/16/2004	$20.72	3362	$89.65	$89.65	$0.00	$20.71
9564230215	6/16/2004	$28.85	3363	$28.22	$28.22	$0.00	$28.84
9564121062	6/16/2004	$9.91	3364	$16.73	$30.00	$0.00	$23.18
9563614921	6/16/2004	$651.54	3365	$641.91	$0.00	$9.63	$0.00
9564214081	6/16/2004	$16.13	3366	($4.52)	$0.00	($0.07)	$20.71
9564283277	6/16/2004	$23.21	3367	$166.77	$166.77	$2.50	$20.71
9562334394	6/16/2004	$706.79	3368	$1,107.84	$600.00	$16.62	$182.33
9563641040	6/16/2004	($4.80)	3369	($312.70)	$0.00	($4.69)	$312.58
9564236006	6/16/2004	$1,240.75	3370	$1,237.70	$1,237.70	$0.00	$1,240.76
9562625323	6/16/2004	$198.20	3371	$720.47	$600.00	$10.81	$66.92
9564284095	6/16/2004	$17.48	3372	$17.48	$17.48	$0.00	$17.48
9564408144	6/16/2004	$29.02	3373	$0.00	$0.00	$0.00	$29.02
9564230283	6/16/2004	$134.94	3374	$130.21	$130.21	$0.00	$134.95
9566872134	6/16/2004	$1,230.24	3375	$0.64	$0.00	$0.01	$1,229.59
9563994735	6/16/2004	$249.28	3376	$245.60	$0.00	$3.68	$0.00
9563506605	6/16/2004	$27.47	3377	$18.64	$18.64	$0.00	$27.47
3619869038	6/16/2004	$24.22	3378	$28.58	$28.58	$0.00	$24.22
9564288836	6/16/2004	$101.54	3379	$116.07	$75.00	$1.74	$58.72
9567288666	6/16/2004	$46.70	3380	$23.76	$0.00	$0.36	$22.58
9564126754	6/16/2004	$37.98	3381	$37.37	$37.37	$0.00	$37.98
9564236571	6/16/2004	$137.13	3382	$135.11	$0.00	$2.03	$0.00
9567614665	6/16/2004	$253.67	3383	$255.19	$129.18	$0.00	$127.66
5123060707	6/16/2004	$361.94	3384	$163.89	$0.00	$2.46	$195.59
9564284832	6/16/2004	$26.11	3385	$18.38	$0.00	$0.28	$7.46
9564250079	6/16/2004	$214.47	3386	$142.39	$0.00	$2.14	$69.95
9564250044	6/16/2004	$437.93	3387	$480.72	$50.00	$7.21	$0.00
9564282911	6/16/2004	$142.25	3388	$83.67	$0.00	$1.26	$57.32
9567482119	6/16/2004	$337.03	3389	$332.05	$0.00	$4.98	$0.00
9564236928	6/16/2004	$49.12	3390	$42.03	$21.31	$0.00	$28.40
9564123258	6/16/2004	$90.73	3391	$128.43	$128.43	$0.00	$90.73
9564123556	6/16/2004	$21.89	3392	$21.89	$21.89	$0.00	$21.89
9564233025	6/16/2004	$26.08	3393	$26.08	$26.08	$0.00	$26.08
9564259181	6/16/2004	$925.95	3330	$957.98	$471.17	$0.00	$439.13
9564286847	6/16/2004	$245.04	3331	$248.70	$116.75	$0.00	$113.09

		$22,338.36		$25,650.02	$15,076.76	$158.50	$11,606.63

EXHIBIT B

LIST OF PERSONAL PROPERTY, EQUIPMENT, TRADE FIXTURES AND OTHER TANGIBLE PROPERTY

1.     Printed marketing materials including brochures, flyers, folders and retail POP displays

2.      Hinotel promotional items including logo’s shirts, other wearables, and any other promotional items used for promoting the Hinotel brand to prospective customers

EXHIBIT C

LIST OF ASSUMED CONTRACTS

1.     SBC Resale and UNE-P agreements

2.     CTI Wholesale Long Distance agreements

3.     SBC Yellow Pages Listing

4.     Local and 800 numbers used for Hinotel sales and customer service.

EXHIBIT D

LIST OF INTELLECTUAL PROPERTY

1.     Hinotel Billing System (MS Access system)

2.     Current and previous marketing plans, advertising plans, advertising designs, and other planning documents

3.     Consultant reports and recommendations

4.     Customer sales proposals, orders and billing records

5.     hinotel.com domain and associated web site

6.     Use of Hinotel logo for a period of 24 months after the execution of this contract.